Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-00000) and related Prospectus of PTC Therapeutics, Inc. for the registration of debt securities, common stock, preferred stock, depositary shares, purchase contracts, purchase units and warrants and to the incorporation by reference therein of our report dated March 6, 2014, with respect to the financial statements of PTC Therapeutics, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2013 and 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Metropark, New Jersey

August 7, 2014